
07003670

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26406

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Cabrera Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 S. LaSalle Street, Suite 1050
(No. and Street)

Chicago, (City) Illinois (State) 60603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Martin Cabrera, Jr. (312) 236-8888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dooley, Bradford R., CPA
(Name – *if individual, state last, first, middle name*)

220 S. State Street, (Address) Chicago, (City) Illinois (State) 60604 (Zip Code)

PROCESSED
MAY 10 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL
RECEIVED
PROCESSING
MAR 0 1 2007
WASH, D.C.
202
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Aguilar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cabrera Capital Markets, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Sworn and subscribed to me on the 26th day of February, 2007.

Chief Operating Officer

Title



Notary Public


Official Seal
Erica Tebo
Notary Public State of Illinois
Cook County
My Commission Expires
February 26, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
220 SOUTH STATE STREET - SUITE 1910
CHICAGO, ILLINOIS 60604

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Cabrera Capital Markets, Inc.
Chicago, Illinois 60604

I have audited the accompanying statement of financial condition of Cabrera Capital Markets, Inc. as of December 31, 2006, and the related statements of income (loss), changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cabrera Capital Markets, Inc. as of December 31, 2006, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Certified Public Accountant

Chicago, Illinois
February 26, 2007

CABRERA CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents		$ 675,703
Commissions & fees receivable		989,970
Receivable from clearing broker		1,227,974
Deposit with broker/dealer		100,000
Securities owned – at market value		4,502,142
Note receivable – shareholder		52,000
Property, plant and equipment, net of accumulated depreciation of $195,898		289,480
Other assets		155,303
Total assets		$ 7,992,572

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses		$ 276,563
Securities sold, not yet purchased- at market value		951,250
Payable to clearing broker		4,580,323
Subordinated loan		1,450,000
Total liabilities		7,258,136
Stockholders' Equity		
Common stock, $1 par value; authorized 56,000 shares; issued and outstanding 35,000 shares	$ 35,000	
Additional paid in capital	231,090	
Retained earnings	468,346	
Total stockholders' equity		734,436
Total liabilities and stockholders' equity		$ 7,992,572

The accompanying notes to the financial statements are an integral part of this statement.

CABRERA CAPITAL MARKETS, LLC
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues		
Trading income	$ 235,473	
Commissions and fees	9,579,270	
Interest income	114,887	
Other	52,500	
Total revenue		$ 9,982,130
Expenses		
Commissions expense	409,300	
Clearing and execution charges	741,405	
Management fees	15,160	
Compensation and related benefits	5,760,396	
Rent and occupancy	311,253	
Professional fees	204,938	
Exchange dues & fees	65,224	
Interest expense	921,835	
Other operating expenses	2,246,222	
Total operating expenses		10,675,733
Net income (loss)		$ (693,603)

The accompanying notes to the financial statements are an integral part of this statement.

CABRERA CAPITAL MARKETS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholders' Equity
Balance December 31, 2005	$ 35,000	$ 231,090	$ 1,161,949	$ 1,428,039
Add: Net income (loss) for the year ended December 31, 2006			(693,603)	(693,603)
Balance, December 31, 2006	$ 35,000	$ 231,090	$ 468,346	$ 734,436

The accompanying notes to the financial statements are an integral part of this statement.

CABRERA CAPITAL MARKETS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash Flows From (To) Operating Activities:		
Net income (loss)	$ (693,603)	
Depreciation	99,541	
Changes in assets and liabilities:		
Commissions and fees receivable	138,538	
Deposit with broker/dealer	150,000	
Decrease in securities owned- at market	7,472,268	
Receivable from clearing broker	3,308,860	
Other assets	(145,893)	
Accounts payable and accrued expenses	108,723	
Decrease in securities sold– at market	(2,410,173)	
Payable to clearing broker	(7,478,147)	
Net cash from (to) operating activities		$ 550,114
Cash Flows From (To) Investing Activities:		
Purchases of equipment	(148,422)	
Net cash from (to) investing activities		(148,422)
Cash Flows From (To) Financing Activities:		
Decrease in note payable – bank	(1,525,650)	
Increase in subordinated loan - net	1,450,000	
Net cash from (to) financing activities		(75,650)
Net increase (decrease) in cash		326,042
Cash at January 1, 2006		349,661
Cash at December 31, 2006		$ 675,703

Supplemental Information:

During the year ended December 31, 2006, the following amounts were paid:

Interest expense	$ 880,807
Income taxes	$ -0-

The accompanying notes to the financial statements are an integral part of this statement.

CABRERA CAPITAL MARKETS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

(1) ORGANIZATION AND GENERAL

Cabrera Capital Markets, Inc., was incorporated in the State of Illinois on April 24, 2003. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. and the National Futures Association. The Company's principal business is the sale of securities and participation in underwritings.

Prior to April 24, 2003, the Company was a wholly owned subsidiary of Cabrera Capital Management, Inc. and was incorporated in the State of Wisconsin on September 5, 1986.

Effective May 1, 2001, in conjunction with an ownership change, the name of the Corporation was changed from First Securities Corporation to Cabrera Capital Markets, Inc.

(2) SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies which have been followed by Cabrera Capital Markets, Inc. in preparing the accompanying financial statements is set forth below.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight line method over the estimated useful lives of the assets.

Securities Owned/Securities Sold

Securities owned and securities sold are valued at quoted market prices consistent with industry practice.

Income Recognition

Securities transactions and related revenue and expense, other than the sale of direct participation programs are recorded on a trade date basis. Revenue derived from underwritings and direct participation programs (on contingent offerings) is recognized at the time the escrow agent distributes sales commissions to the Company.

Income Taxes

Effective July 1, 2003, the Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, the taxable income or loss of the Company is allocated to the shareholders, who are responsible for taxes thereon. The Company will be subject to State of Illinois replacement tax.

(3) CLEARING AGREEMENT WITH OFF-BALANCE SHEET RISK

Clearing Agreement – the Company has entered into an agreement with another broker/dealer (Clearing Broker/Dealer) whereby that broker/dealer will execute and clear securities transactions for the Company on a fully disclosed basis. Under the terms of the agreement, the Company is prohibited from entering into a similar agreement with another broker/dealer while this agreement is in effect. The Company has also agreed to regulatory arbitration and waived its right to court remedies regarding disputes between the Company and the clearing broker/dealer. The Company has deposited $100,000 with the clearing broker/dealers to assure the Company's performance under the agreements.

The Company is obligated for nonperformance by customers it has introduced to the clearing broker. The Company actively monitors its exposure under this obligation by requesting substantiation of its customers' activities from the clearing broker on a daily basis. No such nonperformance by a customer, based on refusal or inability to fulfill its obligation, occurred during the period ended December 31, 2006.

(4) RELATED PARTY TRANSACTIONS

The Company was formerly wholly owned by Cabrera Capital Management, Inc.(Former Parent) Pursuant to a written agreement, the Former Parent Company provides office space, administrative assistance, clerical help and various other general administration support services to the Company.

During the year ended December 31, 2006, the Company paid $15,160 of management fees to the Former Parent Company. No amounts were outstanding to the Former Parent Company at December 31, 2006.

(5) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $250,000 or 6 2/3% of "aggregate indebtedness", whichever is greater as these terms are defined.

Net Capital and aggregate indebtedness change from day to day, but at December 31, 2006, the Company had net capital and net capital requirements of $824,018 and $250,000 respectively. The net capital rule may effectively restrict the payment of cash distributions.

(6) ADDITIONAL PAID IN CAPITAL

Pursuant to the terms of the ownership on May 1, 2001, the former owners received distributions of the amount of tangible assets owned at the date of the closing.

In order to maintain the required net capital referred to in Note 5, the Former Parent Company contributed $151,090 as additional paid in capital for the period of April 28, 2001 through June 30, 2002.

In addition, the Former Parent Company contributed $80,000 as additional paid in capital during January, 2003.

CABRERA CAPITAL MARKETS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

(7) TRADING ACTIVITIES

The Company engages in proprietary trading of securities. All trading instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable. As the instruments are carried at market value, those changes directly affect income. Exposure to market risk is managed in accordance with risk limits set by the Company's management.

Securities owned at December 31, 2006 consisted of the following:

Common stock and equity securities	$	115,686
Municipal bonds		4,386,456
Total		4,502,142

Securities sold, not yet purchased at December 31, 2006 consist of the following:

U.S. government treasury bond	$	951,250

The results of the trading activities as of December 31, 2006 are summarized in the following below:

Various municipal bonds, U.S. government bond, and equity securities	$	235,473

(8) LIABILITIES SUBORDINATED TO CREDITORS

The borrowing under a subordination agreement at December 31, 2006 is listed below:

Subordinated loan agreement, LaSalle Bank, NA prime plus 1.75% (effectively 10% at December 31, 2006), due February 15, 2011	$	1,450,000

Interest expense in the amount of $170,836 was paid on this borrowing during the year ended December 31, 2006.

This subordinated borrowing is covered by agreements approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commisson's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

The subordinated loan has been approved in the amount of $4,000,000 of which the outstanding balance was $1,450,000 at December 31, 2006.

The Company was in technical default of revolving subordinated loan with LaSalle National Bank NA, (covenant III (d)(1) minimum tangible net worth) as of December 31, 2006. An agreement in principal has been negotiated with LaSalle Bank to restructure loan covenants to parallel SEC financial requirements and attain compliance.

(9) COMMITMENTS AND CONTINGENCIES

The Company occupies its offices under leases which expire through June 30, 2015. Rent expense including utilities and additional operating costs for the fiscal year ended December 31, 2006 was $311,253. Future rental commitments under the terms of the leases are as follows:

Year Ending		Minimum Rent
2007		$ 145,569
2008		133,902
2009		115,973
2010		118,270
2011		120,566
	Subtotal:	634,280
Thereafter		439,780
Total		$ 1,074,060

(10) SUBSEQUENT EVENT

The Company is currently seeking regulatory approval to change its status from an S Corporation to a Limited Liability Company.

SUPPLEMENTARY SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Cabrera Capital Markets, Inc. as of 12/31/06

COMPUTATION OF NET CAPITAL

Item		Box		Box
1. Total ownership equity from Statement of Financial Conditon - Item 1800			$ 734,436	3480
2. Deduct Ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			734,436	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			1,450,000	3520
B. Other (deductions) or allowable credits (List) [33]				3525
5. Total capital and allowable subordinated liabilities			$ 2,184,436	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 886,447	3540		
1. Additional charges for customers' and non-customers' security accounts	$	3550		
2. Additional charges for customers' and non-customers' commodity accounts		3560		
B. Aged fail-to-deliver		3570		
1. Number of items [29] ______ 3450				
C. Aged short security differences-less reserve of $ ______ 3460 [30]; number of items ______ 3470		3580		
D. Secured demand note deficiency		3590		
E. Commodity futures contracts and spot commodities - proprietary capital charges		3600		
F. Other deductions and/or charges		3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		3615		
H. Total deductions and/or charges			(886,447)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 1,297,989	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities committments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Bankers' acceptances, certificates of deposit and commercial paper [31]		3680		
2. U.S. and Canadian government obligations	57,075	3690		
3. State and municipal government obligations	275,664	3700		
4. Corporate obligations		3710		
5. Stocks and warrants	17,353	3720		
6. Options		3730		
7. Arbitrage		3732		
8. Other securities [32]		3734		
D. Undue Concentration	123,879	3650		
E. Other (List)		3736	(473,971)	3740
10. Net Capital			$ 824,018	3750

OMIT PENNIES

Line 6A: Non-allowable assets

Note receivable- shareholder	$ 52,000
Commissions & fees receivable	437,718
Property & equipment- net	289,480
Other assets	107,249
Total	$ 886,447

There are no material modifications between the above audited computation of net capital and the Company's corresponding unaudited filing.

See Auditor's Report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Cabrera Capital Markets, Inc. as of 12/31/06

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Line	Description		Amount	Code
11.	Minimum net capital required (6⅔% of line 19)	$	18,438	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	250,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	250,000	3760
14.	Excess net capital (line 10 less 13)	$	574,018	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	796,362	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Description		Amount	Code		Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition				$	276,563	3790
17.	Add:						
	A. Drafts for immediate credit	$		3800			
	B. Market value of securities borrowed for which no equivilent value is paid or credited	$		3810			
	C. Other unrecorded amounts (List)	$		3820	$		3830
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))				$		3838
19.	Total aggregate indebtedness				$	276,563	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by lne 10)				%	34	3850
21.	Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 25)				%	34	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line	Description		Amount	Code
22.	2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24.	Net capital requirement (greater of line 22 or 23)	$		3760
25.	Excess net capital (line 10 less 24)	$		3910
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line17 page 8)	%		3851
27.	Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 ÷ by line 17 page 8)	%		3854
28.	Net capital in excess of the greater of:			
	A. 5% of combines aggregate debit items or $120,000	$		3920

OTHER RATIOS

Part C

Line	Description		Amount	Code
29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	66	3860
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agrements or secured demand notes covered by subordination agrements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

There are no material modifications between the above audited computation of aggregate indebtedness and the Company's corresponding unaudited filing.

See Auditor's Report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Cabrera Capital Markets, Inc. as of 12/31/06

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

Item		Code		Code
1. Free credit balances and other credit balancesin customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		4350		
3. Monies payable against customers' securities loaned (see Note C)		4360		
4. Customers' securities failed to receive (see Note D)		4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers		4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. **Market value of short security count differences over 30 calendar days old		4400		
8. **Market value of short securities and credits (not to be offset by logs or by debits) in all suspense accounts over 30 calendar days		4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agnet or the issuer during the 40 days		4420		
10. Other (List) Commission Recapture	26,294	4425		
11. TOTAL CREDITS			$ 26,294	4430

DEBIT BALANCES

Item		Code		Code
12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4450		
14. Failed to deliver of customers' securities not older than 30 calendar days		4460		
15. Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)		4465		
16. Other (List)		4469		
17. **Aggregate debit items			$	4470
18. **Less 3% (for alternative method only–see Rule 15c3-1(f)(5)(i)			( )	4471
19. **TOTAL 14c3-3 DEBITS			$	4472

RESERVE COMPUTATION

Item		Code
20. Excess of total debits over total credits (line 19 less line 11)	$	4480
21. Excess of total credits over total debits (line 11 less line 19)	26,294	4490
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits	27,608	4500
23. Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period	22,506	4510
24. Amount of deposit (or withdrawal) including $ [4515] value of qualified securities	5,103	4520
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ [4525] value of qualified securities	$ 27,609	4530
26. Date of deposit (MMDDYY)	1/3/07	4540

FREQUENCY OF COMPUTATION

27. Daily [4332] Weekly [4333] Monthly X [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

See Auditor's Report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Cabrera Capital Markets, Inc. as of 12/31/06

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check only one)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... 52 $ ______ [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... ______ [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 51 ______ [4335] ______ [4570]

D. (k)(3) — Exempted by order of the Commission .... ______ [4580]

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and number of otems of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possesion or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frame specified under Rul 15c3-3. Notes A and B .... $ -0- [4586]

   A. Number of items .... ______ [4587]

2. Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D .... $ -0- [4588]

   A. Number of items .... 53 ______ [4589]

OMIT PENNIES

3. The system and procedures utilitzed in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes X [4584] No ______ [4585]

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent with the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequest basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

See Auditor's Report.

CABRERA CAPITAL MARKETS, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2006

Subordinated liabilities at January 1, 2006	$ -0-
Increases	2,000,000
Decreases	(550,000)
Subordinated liabilities at December 31, 2006	$ 1,450,000

The accompanying notes to the financial statements are an integral part of this statement.

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
220 SOUTH STATE STREET - SUITE 1910
CHICAGO, ILLINOIS 60604

Member
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

To the Board of Directors
Cabrera Capital Markets, Inc.

In planning and performing my audit of the financial statements of Cabrera Capital Markets, Inc. (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-

5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountant

Chicago, Illinois
February 26, 2007

END